UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number 000-28996

ELBIT IMAGING LTD.
(Translation of Registrant’s Name into English)

2 WEITZMAN STREET, TEL AVIV 64239, ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statement on Form F-3 (Registration Statement No. 333-172122), Registration Statements on Form S-8 (Registration Statements Nos. 333-117509, 333-130852, 333-136684 and 333-152820) and its Shelf Prospectus filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange on July 21, 2009, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

Entry into a Standby Equity Purchase Agreement ("SEPA")

On March 25, 2011, we entered into a SEPA with YA Global Master SPV Ltd. ("YA Global"), a fund managed by U.S.-based Yorkville Advisors, as investor under the SEPA. The SEPA provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $50 million of our ordinary shares in multiple tranches over a commitment period of three years.

From time to time, at our sole discretion, we may present YA Global with a notice requiring YA Global to purchase our ordinary shares. For each ordinary share purchased under the SEPA, YA Global will pay 98% of the lowest daily volume weighted average price ("VWAP") of the ordinary shares on TASE during the five TASE trading days following our notice. The maximum amount of each advance requested is the greater of (i) $2,500,000 and (ii) 25% of the value of our shares that were traded on the TASE during such five trading day period but no more than $4,000,000, unless otherwise mutually agreed to by us and YA Global. The amount issued pursuant to any advance also may not cause the aggregate number of ordinary shares beneficially owned by YA Global and its affiliates at any time to exceed 4.99% of our then outstanding ordinary shares. Advances are also subject to the availability of a sufficient aggregate offering price of ordinary shares registered under our shelf registration statement.

Promptly after the end of the five TASE trading day period following delivery of the notice, we will deliver to YA Global the requisite number of ordinary shares against payment by YA Global of the advance amount requested, subject to our satisfaction of certain conditions under the SEPA, such as the accuracy of our representations and warranties and the approval of the TASE for the listing of the shares to be issued. We may continue to deliver additional notices until the aggregate commitment amount is purchased or the expiration of the three-year period.

For each notice, we may indicate a minimum acceptable price.  If during the five TASE trading day pricing period following any advance notice the VWAP for the ordinary shares is below the indicated minimum acceptable price, the amount of the advance will generally be reduced by 20% for each day the VWAP is below the minimum acceptable price and that trading day will be excluded from the pricing period for purposes of determining the purchase price and the purchase price shall be no less than 98% of the minimum acceptable price. With respect to each excluded trading day, YA Global has the right to purchase from us 20% of the amount of the advance notice, at a purchase price equal to 98% of the minimum acceptable price.

The SEPA provides for a commitment fee in the amount of $810,000, of which (i) $310,000 is payable around April 13, 2011, (ii) $250,000 is payable on the earlier of 12 months from the date of the SEPA or 7 days following the date we receive advances totaling more than $30,000,000, and (iii) $250,000 is payable on the earlier of 24 months from the date of the SEPA or 7 days following the date we receive advances totaling more than $40,000,000. The second and third installments of the commitment fee may be paid in cash or by the issuance of ordinary shares or a combination thereof. The SEPA also provides for a structuring and due diligence fee in the amount of $30,000, payable in cash.

We may terminate the SEPA upon 15 TASE trading days’ prior notice to YA Global, as long as there are no advances outstanding and we have paid to YA Global all amounts then due.

In addition to the SEPA, on March 25, 2011, we also entered into a Senior Note with YA Global, or the Note, pursuant to which YA Global agreed to provide us around April 13, 2011 with a loan in the principal amount of $10,000,000, subject to customary closing conditions. The Note will mature on October 24, 2011 and accrue interest at the rate of 4% for the loan period. Repayment of the Note will be in four installments equal to the lesser of (i) $2,500,000 plus accrued and unpaid interest and (ii) the outstanding amount due under the Note, based on the earlier to occur of certain time periods or a certain TASE trading day pricing period after which the VWAP for the ordinary shares is NIS 45, NIS 50, NIS 54 and NIS 58 per share, for the respective payment installment. We may also prepay amounts due under the Note at any time without penalty. Upon certain events of default, we will be required to immediately repay any outstanding amounts under the Note; together with default interest at an annual rate of 10% during the period such default has occurred and remains uncured. Any payment under the Note may be paid in cash or by draw-down under the SEPA, or by combination thereof.

A copy of the SEPA is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT IMAGING LTD.

Date: March 27, 2011	By:	/s/ Shimon Yitzhaki
Shimon Yitzhaki
Executive Chairman

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Standby Equity Purchase Agreement, dated as of March 25, 2011, by and between YA Global Master SPV Ltd. and Elbit Imaging Ltd.